Exhibit 99.13

FORM OF SUPPLEMENTAL DISCLOSURE

FOR THE UNITED KINGDOM AND SWITZERLAND

      The following supplemental disclosure will be distributed to GM common stockholders of record resident in the United Kingdom and Switzerland as a supplement to the consent solicitation statement/prospectuses.

      A copy of this document, which comprises a solicitation of written consent of General Motors Corporation (“GM”) common stockholders, a prospectus of Hughes Electronics Corporation (“Hughes”) and a prospectus of The News Corporation Limited (“News Corporation”) relating to the separation of Hughes from GM and acquisition by News Corporation of 34% of Hughes, prepared in accordance with the Public Offers of Securities Regulations 1995, has been delivered to the Registrar of Companies of England and Wales as required by Regulation 4(2) of the Public Offers of Securities Regulations 1995.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

      If you are in any doubt about the contents of this document you should consult a person authorised for the purposes of the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

Hughes Electronics Corporation

(a corporation incorporated in the State of Delaware, United States of America, with limited liability)

and

The News Corporation Limited

(a corporation incorporated in Australia, with limited liability)

The Separation of Hughes from GM

and Acquisition by News Corporation of
34% of Hughes

THIS DOCUMENT IS ONLY FOR DISTRIBUTION TO HOLDERS OF GM $1 2/3 PAR VALUE COMMON STOCK AND HOLDERS OF GM CLASS H COMMON STOCK RESIDENT IN THE UNITED KINGDOM AND SWITZERLAND.

IT SHOULD NOT BE PASSED ON TO ANY OTHER PERSON.

       The directors of Hughes (whose names appear in this prospectus) accept responsibility for the information contained in this document and, to the best of their knowledge, the information contained in this document is in accordance with the facts and makes no omission likely to affect the import of such information.

      The directors of News Corporation (whose names appear in this prospectus) accept responsibility for the information contained in this document and, to the best of their knowledge, the information contained in this document is in accordance with the facts and makes no omission likely to affect the import of such information.

      The proposed directors of Hughes following the merger with the News Corporation subsidiary described in Part I under “The Transactions — Description of the Transactions” and listed in Part I under “Hughes Directors and Executive Officers — Board of Directors” accept responsibility for the information contained in this document and, to the best of their knowledge, the information contained in this document is in accordance with the facts and makes no omission likely to affect the import of such information.

      Neither the transactions nor the securities described in this document have been or will be approved by any Swiss regulatory authority.

THE DATE OF THIS PROSPECTUS IS 21 AUGUST 2003

CONTENTS

VOLUME I

I.	Consent solicitation statement of General Motors Corporation, prospectus of Hughes Electronics Corporation and prospectus of The News Corporation Limited relating to the separation of Hughes Electronics Corporation from General Motors Corporation and the acquisition by The News Corporation Limited of 34% of Hughes Electronics Corporation as filed with the United States Securities and Exchange Commission on 21 August 2003.

II.	Additional Information required to be included in this prospectus pursuant to Schedule 1 of the Public Offers of Securities Regulations 1995.
VOLUME II

III.	Extract of Hughes Electronics Corporation’s current report on Form 8-K dated as of 11 August 2003 as filed with the United States Securities and Exchange Commission (the “11 August 8-K”).

IV.	Extract of Hughes Electronics Corporation’s current report on Form 8-K dated as of 24 July 2003 as filed with the United States Securities and Exchange Commission (the “24 July 8-K”).

V.	Extract of Hughes Electronics Corporation’s current report on Form 8-K dated as of 20 June 2003 as filed with the United States Securities and Exchange Commission.

VI.	Extract of Hughes Electronics Corporation’s quarterly report on Form 10-Q for the quarter ended 30 June 2003 as filed with the United States Securities and Exchange Commission (the “30 June 10-Q”).

VII.	Extract of Hughes Electronics Corporation’s quarterly report on Form 10-Q for the quarter ended 31 March 2003 as filed with the United States Securities and Exchange Commission (the “31 March 10-Q”).

VIII.	Extract of Hughes Electronics Corporation’s annual report on Form 10-K for the year ended 31 December 2002 as filed with the United States Securities and Exchange Commission (the “2002 Form 10-K”).

IX.	Extract of Hughes Electronics Corporation’s annual report on Form 10-K for the year ended 31 December 2001 as filed with the United States Securities and Exchange Commission.

X.	Extract of The News Corporation Limited’s report on Form 6-K/A dated as of 18 August 2003 as filed with the United States Securities and Exchange Commission.

XI.	Extract of The News Corporation Limited’s report on Form 6-K dated as of 2 July 2003 as filed with the United States Securities and Exchange Commission.

XII.	Extract of The News Corporation Limited’s annual report on Form 20-F for the fiscal year ended 30 June 2002 as filed with the United States Securities and Exchange Commission.

XIII.	Extract of The News Corporation Limited’s annual report on Form 20-F/A for the fiscal year ended 30 June 2002 as filed with the United States Securities and Exchange Commission.

XIV.	Extract of The News Corporation Limited’s annual report on Form 20-F for the fiscal year ended 30 June 2001 as filed with the United States Securities and Exchange Commission.

II.	Additional Information

      1. The registered office of Hughes is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, USA 19801.

      2. The registered office of News Corporation is 121 King William Street, Adelaide, South Australia 5000.

      3. The directors of Hughes as of the date hereof are as follows:

Name	Function	Address

Harry J. Pearce	Chairman of the Board of Directors	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

Jack A. Shaw	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

James M. Cornelius	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

John M. Devine	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

Peter A. Lund	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

Eckhard Pfeiffer	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

Alfred C. Sikes	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

Bernee D.L. Strom	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

G. Richard Wagoner, Jr.	Director	c/o Hughes Electronics Corporation 200 North Sepulveda Boulevard El Segundo, California 90245 USA

      4. The directors of News Corporation as of the date hereof are as follows:

Name	Function	Address

K. R. Murdoch AC	Chairman and Chief Executive	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

G. C. Bible	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

C. Carey	Executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

Name	Function	Address

P. Chernin	Executive Director, President and Chief Operating Officer	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

K. E. Cowley AO	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

D.F. DeVoe	Executive Director, Senior Executive Vice-President and Chief Financial Officer	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

R. Eddington	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

J.A.M. Erkko KBE	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

A.S.B. Knight	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

G.J. Kraehe	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

J.R. Murdoch	Executive Director and Executive Vice-President	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

L.K. Murdoch	Executive Director and Deputy Chief Operating Officer	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

T.J. Perkins	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

S.S. Shuman	Non-executive Director	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

A.M. Siskind	Executive Director, Senior Executive Vice-President and Group General Counsel	c/o News America Inc. 1211 Avenue of the Americas New York, New York 10036 USA

      5. The proposed directors of Hughes following the completion of the transactions described in Part I under “The Transactions— Description of the Transactions” (the “Transactions”) are listed in Part I under “Hughes Directors and Executive Officers— Board of Directors”. The business address of each of the proposed directors is c/o Hughes Electronics Corporation, 200 North Sepulveda Boulevard, El Segundo, California, USA 90245. Hughes currently expects to relocate its principal executive offices to 2250 E. Imperial Highway, El Segundo, California, USA 90245 by 30 September 2003.

      6. Material United States Federal Income Tax Considerations for U.K. Holders

      The following is a general discussion of certain material United States federal income tax consequences to U.K. resident holders that are not otherwise subject to U.S. federal income taxation on a net income basis (“U.K. holders”) of the receipt of Hughes common stock, News Corporation Preferred ADSs and cash pursuant to the Transactions. Terms used and not otherwise defined herein have the meanings ascribed to those terms in Part I.

      This discussion is limited to the treatment of U.K. holders, and does not address holders that may be subject to special tax rules, such as nonresident alien individuals who have lost U.S. citizenship or who have ceased to be treated as resident aliens, corporations that are treated as foreign or domestic personal holding companies, controlled foreign corporations, passive foreign investment companies or certain other entities that are organised in the United Kingdom but are deemed to be resident in the United States or are owned or controlled by persons subject to U.S. federal income tax. This discussion is based on provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as in effect on the date of the disclosure document in Part I, all of which are subject to change, possibly with retroactive effect. Moreover, this discussion is for general information only and does not address all of the tax considerations that may be relevant to particular U.K. holders in light of their personal circumstances.

      This discussion does not address the treatment of Hughes common stock or News Corporation Preferred ADSs that are held in connection with the conduct of a trade or business in the United States.

      This discussion is provided by Cleary, Gottlieb, Steen & Hamilton and is based on, and relies without independent investigation on, the description of the U.S. tax treatment of the contemplated transactions as set out under “The Transactions— Material Tax Consequences Relating to the Transactions— Material U.S. Federal Income Tax Consequences” in Part I.

      You should consult your own tax advisor as to the particular tax consequences to you of the ownership and disposition of Hughes common stock and News Corporation Preferred ADSs, including the application and effect of U.S. federal, state and local and non-U.S. income and other tax laws, in light of your particular circumstances.

     Dividends

      Dividends and shares of Hughes common stock will be subject to the same U.S. withholding tax rules that apply to shares of GM Class H common stock surrendered in exchange therefore. As a result, U.K. holders who are eligible for, and comply with the procedures for claiming benefits under, the income tax treaty between the U.S. and U.K. will be subject to withholding at a rate of 15%. Dividends paid to holders that are not eligible for (or do not comply with the procedures for claiming) treaty benefits will be subject to withholding at a 30% rate. In order to claim treaty benefits, a holder generally must complete and submit to the payor a duly executed form W-8BEN or successor form.

     Receipt and Disposition of Stock and ADSs

      A U.K. holder will not be subject to U.S. withholding or backup withholding tax on the receipt of Hughes common stock, News Corporation Preferred ADSs or cash pursuant to the Transactions or on the subsequent disposition of such securities, provided that the holder may be required to establish it is entitled to an exemption from backup withholding by providing certification of its non-U.S. status.

     Backup Withholding Tax

      U.K. holders may be required to provide certification of non-U.S. status in order to establish their exemption from the imposition of backup withholding tax on payments of dividends on, and certain payments of proceeds from the sale or other disposition of, the Hughes common stock and News Corporation Preferred ADSs. A U.K. holder may satisfy such certification requirement by submitting form W-8BEN to the payor of such dividends or other payments. Amounts withheld under the backup withholding tax rules will be credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

      7. UK Tax Treatment of Dividends Received by UK Holders

      The following summary was prepared by and is based upon the views of Cleary, Gottlieb, Steen & Hamilton. The comments below are of a general nature and are based on current United Kingdom (“UK”) tax law and what is understood to be the current practice of the UK Inland Revenue practice at the date of this prospectus. They are intended as a general guide only of the UK income tax consequences of an absolute beneficial owner of Hughes common stock and News Corporation Preferred ADSs receiving dividends and who is resident, or in the case of an individual ordinarily resident, only in the UK (each a “UK Resident Holder”) receiving dividends. They are not intended to be, nor should they be considered to be, legal or tax advice for any particular UK Resident Holder. In particular, the comments deal only with UK Resident Holders who hold the Hughes common stock and News Corporation Preferred ADSs as capital assets and do not address the tax position of investors subject to special rules, such as dealers. UK Resident Holders should satisfy themselves as to the overall tax consequences, including capital gains tax, of the transactions described in this prospectus by consulting their own tax advisers.

     Taxation of Dividends

      For UK tax purposes, the amount of a dividend paid to a UK Resident Holder by Hughes or News Corporation, including any US or Australian withholding tax deducted from such dividends, will be included in gross income as dividend income in the tax year (or in the case of a corporation tax payer, the accounting period) in which the payment is received.

      On making an appropriate claim a UK Resident Holder should generally be entitled to a credit against their liability to UK tax in respect of the dividend for any US or Australian tax withheld on a dividend from Hughes or News Corporation respectively. Any such credit is given after taking into account the right of the UK Resident Holder to a reduction of any such withholding tax under an applicable income tax convention between the UK and the US or the UK and Australia, as appropriate (as is referred to in the sections headed Material United States Federal Income Tax Considerations for UK Holders above and Material Australian Tax Considerations for Non-residents of Australia below).

      8. Material Australian Tax Considerations for Non-residents of Australia

     Holding News Corporation Preferred ADSs

      The following discussion prepared by Allens Arthur Robinson, special Australian counsel to News Corporation, provides general information about the consequences under Australian tax law of non-residents of Australia acquiring and holding News Corporation Preferred ADSs as a result of the Transactions and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of News Corporation Preferred ADSs. In addition, this discussion may not apply to certain classes of holders such as dealers or holders who carry on business in Australia. Prospective recipients of News Corporation Preferred ADSs pursuant to the Transactions are urged to consult their own tax advisor as to the tax consequences to them under the laws of Australia of receiving News Corporation Preferred ADSs in the Transactions and of holding those News Corporation Preferred ADSs. Except as otherwise noted, the statements of Australian laws set forth below are based on the laws in effect on the date of this document and are subject to any changes in Australian law or any bilateral taxation convention between the United Kingdom and Australia occurring after the date of this document. No arrangements exist or are proposed under which News Corporation will assume liability to reimburse to stockholders any tax that it withholds in respect of dividends in accordance with Australian tax legislation.

      Under the Australian imputation system of taxation, dividends paid out of the profits of News Corporation that have been subject to tax at the maximum corporate rate then in effect are referred to as “fully franked dividends”. In the case of fully franked dividends paid to shareholders who are not residents of Australia, no dividend withholding tax is payable and such dividends are not subject to Australian income tax in the hands of such non-resident holders.

      Dividends that are paid from profits on which no Australian corporate tax has been paid are referred to as “unfranked dividends”. Unfranked dividends, generally, are subject to withholding tax at 30% when paid to shareholders who are non-residents of Australia except to the extent that the dividend is paid out of certain foreign-source dividend income and certain other conditions are satisfied. Under the tax treaty currently in effect between Australia and the United Kingdom, the withholding tax imposed on dividend payments to a qualifying United Kingdom resident by a corporation resident in Australia (such as News Corporation) is limited to 15% of the gross dividend.

      If the profits out of which News Corporation pays a dividend have been taxed at a rate that is less than the maximum Australian corporate tax rate then in effect, the dividend received by its shareholders will be partially franked. Dividends paid to holders of News Corporation Preferred ADSs who are not residents of Australia will be subject to withholding tax on the unfranked portion of the dividend.

      Non-residents of Australia who do not carry on business in Australia will have no Australian income tax liability with respect to fully franked dividends, and no further Australian income tax liability in respect of dividends that are not fully franked once the withholding tax in respect of the unfranked portion thereof has been paid. Such non-resident holders of News Corporation Preferred ADSs with no other source of Australian income are not required to file an Australian income tax return. News Corporation will send to holders of News Corporation Preferred ADSs statements that indicate the extent to which dividends are franked and the amounts of any taxes withheld.

     Disposal of Shares/News Corporation Preferred ADSs

      Upon the sale, exchange or other disposition of News Corporation Preferred ADSs, a News Corporation shareholder who (1) is not a resident of Australia for Australian tax purposes, (2) has not, either alone or in combination with associates (as defined in the Income Tax Assessment Act 1997 (as amended)), held 10% or more of the issued shares of News Corporation (by value) at any time during the five years preceding the disposition, and (3) has not held or disposed of the News Corporation Preferred ADSs in, or in the course of activities conducted or carried on in, Australia, generally, will not be subject to Australian income tax or capital gains tax in respect of any gain or profit from the disposition. Neither Australia nor any political subdivision of Australia imposes any gift, estate or death tax or duty in respect of the gift, devise or bequest of News Corporation Preferred ADSs.

      No stamp duty or other transfer tax is payable under the law of the State of South Australia, the state of registration of News Corporation, or of any other Australian jurisdiction, upon the transfer of any News Corporation Preferred ADSs provided that any instrument by which News Corporation Preferred ADSs are transferred is executed outside Australia on the basis that the Preferred Ordinary Shares to which the News Corporation Preferred ADSs relate are registered on a register in South Australia or outside Australia.

      No Australian stamp duty is payable on any transfer of Preferred Ordinary Shares taking place on or after July 1, 2001, provided that these shares are listed on the Australian Stock Exchange, the New York Stock Exchange or certain other designated stock exchanges.

      Under the stamp duties legislation of South Australia, it would be an offense to register a transfer of Preferred Ordinary Shares liable to South Australian duty if that transfer had not been stamped. Other dealings in relation to Preferred Ordinary Shares may have stamp duty consequences in one or more Australian jurisdictions.

      9. Paragraphs 6 through 8 above do not address any material Swiss tax considerations. Swiss shareholders should consult their own tax advisors as to the particular tax consequences to them of the ownership and disposition of Hughes common stock and News Corporation Preferred ADSs in light of their particular circumstances.

      10. The News Corporation Preferred ADSs that will be distributed to the former GM Class H common stock stockholders do not have associated preemption rights and are freely transferable, except as described in Part I “The Transactions— Resale Limitations”.

      11. In connection with the Transactions, News Corporation expects to incur approximately US$45 million of fees and expenses.

      12. In connection with the Transactions, Hughes expects to incur approximately US$127 million of fees and expenses.

      GM, Hughes and News Corporation have agreed that transaction related costs generally will be paid by the party that incurs them. GM and Hughes, however, have agreed to allocate between them certain expenses. See Part I “Description of Principal Transaction Agreements— Stock Purchase Agreement— Covenants— Certain Transaction-Related Costs” and Part I “Description of Principal Transaction Agreements— GM/ Hughes Separation Agreement— Allocation of Expenses Relating to the Transactions”.

      13. Hughes was incorporated on October 17, 1977 in Delaware, USA under the General Corporation Law of Delaware. Hughes’ IRS Employer Identification Number is 52-1106564.

      14. News Corporation was incorporated as a public company limited by shares on October 5, 1979 in South Australia, Australia under the Companies Act, 1962-1979 of South Australia. News Corporation is registered in Australia under number ACN 007 910 330.

      15. Hughes conducts business in the United Kingdom only through its subsidiaries Hughes Network Systems Europe Limited, Hughes Network Systems Limited (UK), and PanAmSat Europe Limited. Hughes Network Systems Europe Limited is located at Saxon Street, Linford Wood, Milton Keynes, United Kingdom MK14 16LD. Hughes Network Systems Limited (UK) is located at Saxon Street, Linford Wood, Milton Keynes, United Kingdom MK14 16LD. PanAmSat Europe Limited is located at 18 Fleet Street, London, England EC4A 2HD.

      16. News Corporation conducts business in the United Kingdom only through subsidiaries. News International plc, News Corporation’s principal subsidiary in the United Kingdom, is located at 1 Virginia Street, London, England E1 9XY.

      17. Hughes’ Amended and Restated Certificate of Incorporation provides that the corporate purpose of Hughes is to engage in any lawful act or activity for which corporations may be organised under the General Corporation Law of the State of Delaware, USA.

      18. By operation of Section 124 of the Corporations Act of Australia, News Corporation has the legal capacity and powers of an individual both in and outside of Australia. News Corporation also has all of the powers of a body corporate as described in Section 124 of the Corporations Act of Australia.

      19. The liability of shareholders of Hughes (both before and after the merger) is limited under Delaware law.

      20. The liability of shareholders of News Corporation is limited under Australian law.

      21. Prior to the completion of the Transactions, Hughes’ authorised share capital is 5,009,000,000 shares. The number of shares which Hughes will be authorised to issue following the completion of the Transactions has not yet been determined. The authorised share capital of Hughes following the completion of the Transactions will be determined prior to the closing of the Transactions based upon the expected number of shares to be distributed in such Transactions plus such number of additional shares as Hughes and News Corporation may determine.

      22. As of the date hereof, Hughes’ authorised share capital, consists of (i) 2,500,000,000 shares of Common Stock, US$0.01 par value per share, (ii) 2,500,000,000 shares of Class B Common Stock, US$0.01 par value per share, and (iii) 9,000,000 shares of Preferred Stock, US$0.10 par value per share.

      23. As of 21 August 2003, there were 1,207,518,237 shares of Hughes Common Stock and 274,373,316 shares of Hughes Class B Common Stock issued and outstanding, all owned by GM. Immediately after the completion of the Transactions, each share of Hughes Class B Common Stock outstanding will be converted into one validly issued, fully paid and non-assessable share of Hughes Common Stock, and there will be up to 1,472,561,658 shares of Hughes Common Stock outstanding. Following such conversion, Hughes will have no shares of Class B Common Stock outstanding.

      24. No concept of authorised share capital exists under Australian law. News Corporation thus cannot report its “authorised share capital”.

      25. Hughes does not have any listed or unlisted securities not representing share capital.

      26. As of 18 August 2003, the most recent practicable date as to which News Corporation has available data, 2,097,411,050 Ordinary Shares of News Corporation were outstanding, and 3,230,208,960 Preferred Limited Voting Ordinary Shares of News Corporation were outstanding.

      27. All of the outstanding shares of News Corporation are fully paid. Australia does not recognise par or nominal value of shares.

      28. As of the date hereof, Hughes has 274,373,316 shares of Class B Common Stock issued and outstanding. At the option of the holder, Hughes Class B Common Stock may be converted at any time into Hughes Common Stock and vice versa. Immediately after the completion of the Transactions, each share of Hughes Class B Common Stock outstanding will be converted into one validly issued, fully paid and non-assessable share of Hughes Common Stock. Following such conversion, Hughes will have no shares of Class B Common Stock outstanding.

      29. News Corporation has outstanding US$1,515 million principal amount at maturity of Liquid Yield OptionTM Notes due 2021 (“LYONs”) that may be exchanged at any time into News Corporation Preferred ADSs or, at the option of News Corporation, the cash equivalent of the market value of the News Corporation Preferred ADSs at a fixed exchange rate of 48.5932 preferred shares per US$1,000 note. News Corporation also has outstanding US$1,655 million of 0.75% Senior Exchangeable BUCSSM (“BUCS”) that may be redeemed at the holders’ option on 15 March of 2010, 2013 or 2018. On any of these redemption dates News Corporation may deliver cash, News Corporation Preferred ADSs or Ordinary Shares of British Sky Broadcasting Group plc or any combination thereof as payment for the liquidation preference of the BUCS plus any accrued and unpaid distributions.

      30. Hughes and its subsidiaries have made significant technological investments. As of 30 June 2003, Hughes had a fleet of 30 satellites, seven owned by DIRECTV Holdings LLC and its consolidated subsidiaries and 23 owned and operated by PanAmSat Corporation (“PanAmSat”). In April 2003, PanAmSat launched a new satellite, Galaxy XII, which is included within the fleet. Seven additional satellites are currently under construction, including one for DIRECTV, three for PanAmSat and three for the SPACEWAY® platform under development by Hughes Network Systems, Inc., a subsidiary of Hughes. Capital expenditures related to satellites totaled US$179.9 million and US$418.3 million for the six months ended 30 June 2003 and 2002, respectively.

      31. Material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which any of Hughes or its subsidiaries became, or was, a party during the year ended 31 December 2002 or subsequent thereto, but before the date of this document are summarized in (i) “Part I, Item 3: Legal Proceedings” in the 2002 Form 10-K, (ii) “Part II, Item 1: Legal Proceedings” in the 31 March 10-Q, (iii) “Part II, Item 1: Legal Proceedings” in the 30 June 10-Q and (iv) the 11 August 8-K.

      32. News Corporation has extensive international operations and is a party to a number of pending legal proceedings. News Corporation does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on its financial statements taken as a whole, nor on its financial condition, liquidity or results of operations.

      33. Each of the Executive directors of News Corporation, other than K. Rupert Murdoch, is party to an employment agreement which provides that if his employment is terminated without cause prior to the end of the employment term, such person will be entitled to receive his annual compensation (which, in the case of certain directors may be payable in a lump sum) until the end of the employment term. Each Executive director is entitled to receive pension and other retirement benefits upon such person’s retirement. Except as otherwise described in this paragraph, none of the Directors of News Corporation is party to a service contract with News Corporation pursuant to which he will receive material employment termination benefits.

      34. The table below sets out the fees and other amounts paid by News Corporation to its Executive directors for the year ended 30 June 2002:

					Value of		Number of
			Other		Options		Options
Name	Salary	Bonuses	Amounts(1)		Granted(2)	Total	Granted(3)(4)

	US$ 000	US$ 000	US$ 000		US$ 000	US$ 000
K.R. Murdoch AC	4,357	3,000	1,849		—	9,206	—
C. Carey	1,622	3,000	5,486	(5)	674	10,782	260,000
P. Chernin	7,565	7,000	729		2,592	17,886	1,000,000
D.F. DeVoe	1,754	2,000	315		674	4,743	260,000
J.R. Murdoch	735	500	10		415	1,660	160,000
L.K. Murdoch	1,313	700	137		674	2,824	260,000
A.M. Siskind	1,725	1,000	510		674	3,909	260,000

(1)	Other amounts comprise contributions to News Corporation pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

(2)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans.

(3)	All options are granted during the financial year.

(4)	The exercise price is A$14.03 and the options expire on 30 August 2011.

(5)	The amount includes US$5 million in compensation relating to the settlement of Mr. Carey’s employment agreement.

      35. The table below sets out the fees and other amounts paid by News Corporation to its Non-executive directors for the year ended 30 June 2002:

			Value of		Number of
		Other	Options		Options
Name	Fees	Amounts(1)	Granted(2)	Total	Granted(3)(4)

	US$ 000	US$ 000	US$ 000	US$ 000
G.C. Bible	33		30	63	12,000
K.E. Cowley AO		30	30	60	12,000
R. Eddington	35		30	65	12,000
J.A.M. Erkko KBE	25		30	55	12,000
A.S.B. Knight	54		30	84	12,000
G.J. Kraehe	31		30	61	12,000
T.J. Perkins	39		30	69	12,000
B.C. Roberts Jr.(5)	35		30	65	12,000
S.S. Shuman	120		30	150	12,000

(1)	Other amounts comprise contributions to News Corporation pension plans and the cost of limited non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

(2)	These options are valued using the Black-Scholes Option Pricing Model. These options are granted under News Corporation’s various executive share options plans.

(3)	All options are granted during the financial year.

(4)	The exercise price of the options is A$11.27 and the options expire on 11 October 2011 for each Non-executive director.

(5)	Mr. Roberts resigned from the Board in August 2002.

      36. The aggregate amount payable and benefits in kind to be granted to the directors of News Corporation for the current financial year under the arrangements currently in force is under review but, subject to the outcome of that review and the results of operations for the current fiscal year, such amount is estimated to be substantially consistent with the aggregate amounts paid and benefits in kind granted to the directors of News Corporation for the financial year ended 30 June 2002.

      37. Hughes estimates that the aggregate amount payable and benefits in kind to be granted its directors for the current fiscal year is approximately US$3,150,669.

      38. Jack A. Shaw serves Hughes in his capacities as Director, President and Chief Executive Officer. Mr. Shaw is party to an Amended and Restated Executive Change in Control Severance Agreement, dated as of July 9, 2001, by and between Hughes and Mr. Shaw. Upon completion of the Transactions, as Chase Carey assumes the position of President and Chief Executive Officer of Hughes, Mr. Shaw’s change in control severance agreement will be deemed triggered and the resulting severance pay, benefits and payments due under Hughes’ Retention Bonus Plan will be provided to Mr. Shaw at that time. See Part I “Hughes Directors and Executive Officers— Summary of Cash and Other Compensation” for further information.

      39. As of 30 June 2003, the interests of each director of News Corporation in the share capital of News Corporation are set forth in the table below:

	Shares		Options

Director	Ordinary	Preferred	Ordinary	Preferred

G.C. Bible	0	0	0	60,000
C.G. Carey	0	0	0	5,312,000
P. Chernin	0	0	0	18,275,000
K.E. Cowley	0	50,843	0	196,000
D.F. DeVoe	0	0	0	3,670,000
R.I. Eddington	0	0	0	897,000
J.A.M. Erkko	24,000	30,000	0	78,000
A.S.B. Knight	339,348	400,000	0	72,000
G.J. Kraehe	5,122	0	0	24,000
J.R.J. Murdoch	3,283	1,686	0	1,062,352
K.R. Murdoch	31,924	8,601	0	24,000,000
L.K. Murdoch	11,707	903	0	3,640,000
T.J. Perkins	28,372	0	0	72,000
S.S. Shuman	121,993	641,031	16,000	104,000
A.M. Siskind	27,871	50,143	0	3,680,000

	593,620	1,183,207	16,000	61,142,352

% Issued/Capital	0.03%	0.04%
Cruden Inv.*	290,409,067	60,238,667
Telegraph*	318,269,452	148,006,144

	608,678,519	208,244,811
Kayarem P/ L*	17,374,354	8,872,628

	626,052,873	217,117,439

TOTAL DIRECTORS HOLDINGS	626,646,493	218,300,646

% Issued/Capital	29.88%	6.76%
Issued Capital	2,097,411,050	3,230,121,360

*	Approximately 30% of the voting stock of News Corporation is owned by: (i) Mr. K. Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include

Mr. K. Rupert Murdoch, members of his family and certain charities, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

      40. No employment contracts have been proposed for the proposed directors of Hughes following the completion of the Transactions.

      41. No significant recent trends affecting the current development of Hughes’ business since 31 December 2002 have been identified. For the current fiscal year, Hughes’ strategy is to place a greater focus on increasing profitability and cash flow while simultaneously growing its business. Recent operating results provide the best evidence of progress— Hughes has reported strong second quarter 2003 results and has increased its full year guidance.

      42. Since 30 June 2003, current trading has been in line with the expectations of News Corporation. Accordingly, News Corporation is confident about its prospects for the current fiscal year.

      43. The last financial year ended on 30 June 2003. Accordingly, it is too early in the financial year to observe significant trends in News Corporation’s business that would indicate differences from the prior fiscal year.

      44. News Corporation (whose address is set out above in paragraph 2) is responsible for the preparation of News Corporation’s annual audited accounts included in this prospectus, which have been properly prepared in accordance with applicable law, and accepts responsibility for those accounts.

      45. News Corporation (whose address is set out above in paragraph 2) is responsible for the preparation of News Corporation’s interim unaudited accounts included in this prospectus, which have been properly prepared in accordance with applicable law, consents to their inclusion in this prospectus and accepts responsibility for them.

      46. Hughes (whose address is set out above in paragraph 3) is responsible for the preparation of Hughes’ annual audited accounts included in this prospectus, which have been properly prepared in accordance with applicable law, and accepts responsibility for those accounts.

      47. Hughes (whose address is set out above in paragraph 3) is responsible for the preparation of Hughes’ interim unaudited accounts included in this prospectus, which have been properly prepared in accordance with applicable law, consents to their inclusion in this prospectus and accepts responsibility for those accounts.

      48. Copies of this document will be available to the public, free of charge, during normal business hours on any weekday (but not any Saturday, Sunday or public holiday) at the offices of Cleary, Gottlieb, Steen & Hamilton at City Place House, 55 Basinghall Street, London EC2V 5EH throughout the period required by Regulation 4(1) of the Public Offers of Securities Regulations 1995.

      49. Due to securities law restrictions in the United Kingdom, GM common stockholders in the United Kingdom will not be permitted to obtain information from the GM consent solicitation agent as described in Part I “Questions and Answers About the Transactions—Question 21”.